Exhibit 99.13

SUPPORT AGREEMENT
BETWEEN

i-80 GOLD CORP.

AND

EQUINOX GOLD CORP.

DATED AS OF APRIL 7, 2021

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT is entered into as of April 7, 2021 between:

i-80 GOLD CORP., a company incorporated under the laws of the Province of British Columbia (the "Corporation"); and

EQUINOX GOLD CORP., a company incorporated under the laws of the Province of British Columbia ("Equinox Gold").

WHEREAS Equinox Gold, Premier Gold Mines Limited ("Premier") and the Corporation are parties to an arrangement agreement dated December 16, 2020 (the "Arrangement Agreement") pursuant to which Equinox Gold will acquire all of the issued and outstanding shares in the capital of Premier following a spin-out of the Corporation pursuant to a plan of arrangement (the "Arrangement") under the Business Corporations Act (Ontario);

WHEREAS in connection with, and as a condition to, the completion of the Arrangement, the Parties hereto desire to enter into this Agreement to govern certain of their rights, duties and obligations;

NOW THEREFORE, THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations, warranties and indemnities herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties to this Agreement (together, the "Parties" and, individually, a "Party") covenant and agree as follows:

ARTICLE 1- INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

"Affiliate" has the meaning assigned thereto in the BCBCA;

"Agreement" means this Support Agreement, including its recitals, as amended from time to time.
"Anti-Dilution Non-Cash Securities" has the meaning assigned thereto in Section 3.3(b).

"Anti-Dilution Top-Up Shares" has the meaning assigned thereto in Section 3.5(a).

"Applicable Law" means all laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature, having application, directly or indirectly, to the Parties to this Agreement and their respective Affiliates, or the transactions contemplated by this Agreement, and includes the rules and policies of any stock exchange or securities market upon which a Party or any of its Affiliates has securities listed or quoted.

"BCBCA" means the Business Corporations Act (British Columbia).

"Board" means the board of directors of the Corporation.

"Bought Deal" means a fully underwritten offering of securities by the Corporation on a bought deal basis pursuant to which an underwriter has committed to purchase securities of the Corporation pursuant to a "bought deal" letter prior to the filing of a preliminary Prospectus.

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which chartered banks are closed for business in Vancouver, British Columbia or Toronto, Ontario.

"Canadian Securities Laws" means the securities legislation of each jurisdiction of Canada in which the Corporation is at the relevant time a reporting issuer (or the equivalent), together with applicable published policy statements and blanket rulings and orders issued by the applicable Securities Regulator, all as amended and in effect from time to time.

"Closing Date" means the "Effective Time", as that term is defined in the Arrangement Agreement.

"Common Shares" means the common shares of the Corporation.

"Convertible Securities" means any securities convertible into or exercisable or exchangeable for Common Shares, including convertible debt securities and rights to purchase equity securities.

"Demand Date" is the date on which Equinox Gold demands mandatory registration rights in accordance with Section 4.1.

"Director Eligibility Criteria" has the meaning assigned thereto in Section 2.1.

"Eligible Jurisdiction" means each Canadian jurisdiction (other than Quebec) in which the Corporation is, at the relevant time, a "reporting issuer" (or the equivalent) under the applicable Canadian Securities Laws of that jurisdiction.

"Equity Financing" means the issuance and sale of Equity Securities, directly or indirectly, for cash or cash equivalents.

"Equity Financing Notice" has the meaning assigned thereto in Section 3.2(a).

"Equity Securities" means the Common Shares or Convertible Securities.

"Exchange" means the Toronto Stock Exchange, or any stock exchange on which the Common Shares are listed at any given time.

"Equinox Equity Right" has the meaning assigned thereto in Section 3.1.

"Equinox Nominee" has the meaning assigned thereto in Section 2.1(b).

"Equinox Pro Forma Percentage" means the percentage of the issued and outstanding Common Shares owned beneficially by Equinox Gold and its Affiliates, collectively, calculated in accordance with Section 1.3.

"Governmental Authority" means any domestic, foreign, federal, provincial, state or local legislative, executive, judicial, regulatory, arbitral or administrative body having or purporting to have jurisdiction in the relevant circumstances, including any department, commission, board, agency, bureau, subdivision or instrumentality thereof.

"Mandatory Shelf Prospectus" has the meaning assigned thereto in Section 4.1(a).

"NI 44 102" means National Instrument 44 102 - Shelf Distributions, of the Canadian Securities Administrators.

"Non-Cash Consideration Value" means, in the case of a Non-Cash Transaction under which the Corporation issues Equity Securities for non-cash consideration, the implied price per Equity Security based upon the fair market value of the non-cash consideration received by the Corporation as determined in good faith by the Board.

"Non-Cash Transaction" means a transaction whereby the Corporation issues Equity Securities for non-cash consideration, or as a result of a consolidation, amalgamation, merger, arrangement, corporate reorganization or similar transaction or business reorganization resulting in a combined company.

"Non-Cash Transaction Notice" has the meaning assigned thereto in Section 3.3(a).

"Outstanding (Partially-Diluted) Equity Securities" means the number of the Common Shares issued and outstanding at a particular time on a partially-diluted basis (assuming conversion or exercise of all Convertible Securities held by Equinox Gold).

"Parties" means Equinox Gold and the Corporation and "Party" means any one of them.

"person" means any individual, sole proprietorship, limited or unlimited liability company, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, body corporate, joint venture, trust, pension fund, union, Governmental Authority, and a natural person including in such person's capacity as trustee, heir, beneficiary, executor, administrator or other legal representative.

"Piggyback Prospectus" has the meaning assigned thereto in Section 4.1(a)(ii).

"Principal Securities Regulator" means (a) if a Prospectus is to be filed in more than one Eligible Jurisdiction, the Securities Regulator that is the "principal regulator" with respect to such Prospectus pursuant to the Canadian Review System, and (b) if a Prospectus is to be filed in only one Eligible Jurisdiction, the Securities Regulator for that Eligible Jurisdiction.

"Prospectus" means a prospectus (including a preliminary prospectus) of the Corporation filed in one or more Eligible Jurisdictions pursuant to applicable Canadian Securities Laws qualifying Registrable Shares for public distribution in such Eligible Jurisdictions, including all amendments and supplements to such prospectus, and all material incorporated by reference or deemed to be incorporated by reference, if any, in such prospectus.

"Registrable Shares" means the Common Shares at any time owned, either of record or beneficially, by Equinox Gold that were first issued to Equinox Gold pursuant to the Arrangement.

"Registration Expenses means any and all expenses incident to the performance of or compliance with this Agreement, including: (a) all applicable securities commissions, Securities Regulator, securities exchange or marketplace, listing, inclusion, and filing fees, (b) all expenses of any Persons in preparing or assisting in preparing, word processing, duplicating, printing, delivering, and distributing any Prospectus, any amendments or supplements thereto, any underwriting agreements, securities sales agreements, certificates, and any other documents relating to the performance under and compliance with this Agreement and any out-of-pocket costs relating to road shows (including the expenses of the Corporation, the underwriters or agents, as applicable, involved in such road show), (c) the fees and disbursements of counsel for the Corporation, of the independent public accountants of the Corporation (including the expenses of "comfort" letters required by or incident to such performance) and of any underwriters or agents (including the reasonable legal fees and disbursements of underwriters' or agents 'counsel), provided that if Equinox Gold determines to conduct an Underwritten Offering pursuant to Section 4.1(a)(ii), then Equinox Gold shall pay for the fees and disbursements of the underwriters' or agents' counsel and of the independent public accountants of the Corporation (including the expenses of "comfort" letters required by or incident to such performance), and (d) any fees and disbursements customarily paid in issues and sales of securities (including the fees and expenses of any experts retained by the Corporation in connection with any Prospectus); provided, however, that Registration Expenses shall exclude brokers' or underwriters' discounts and commissions and transfer taxes, if any, relating to the sale or disposition of Registrable Shares by Equinox Gold.

"Representatives" means, with respect to a person, such person's officers, directors, employees, agents, professional advisors, counsel and other representatives.

"Securities Regulator" means, with respect to each Eligible Jurisdiction, the securities regulatory authority or securities regulator, as applicable, under the applicable Canadian Securities Laws of such Eligible Jurisdiction.

"Shareholders" means the shareholders of the Corporation.

"Top-Up Day" has the meaning assigned thereto in Section 3.5(a).

"Underwritten Offering" means a sale of securities of the Corporation to an underwriter or underwriters for reoffering to the public.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated by the United States Securities and Exchange Commission thereunder.

1.2	Interpretation

For the purposes of this Agreement, except as otherwise expressly provided:

(a)	"this Agreement" means this agreement, including the schedules hereto, and not any particular part, section or other portion hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b)	all references in this Agreement to a designated "Article", "Part", "Section", "subsection" or other subdivision or to a schedule are references to the designated part, section, subsection or other subdivision of, or schedule to, this Agreement;

(c)	the words "hereof", "herein", "hereto" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular part, section, subsection or other subdivision or schedule unless the context or subject matter otherwise requires;

(d)	the division of this Agreement into parts, sections and other portions and the insertion of headings are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(e)	unless otherwise provided herein, all references to currency in this Agreement are to lawful money of Canada and, for greater certainty, "$" means Canadian dollars;

(f)	a reference in this Agreement to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations;

(g)	the singular of any term includes the plural, and vice versa, and words importing any gender include all genders, and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto; and

(h)	in the event that any date on which any action is required to be taken hereunder by any of the Parties hereto is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

1.3

Attached to and forming part of this Agreement are the following schedules:
Schedule A - Registration Rights Procedures

1.4	Calculation of Equinox Pro Forma Percentage

Subject to Section 3.2(c) and Section 3.4(a), for the purposes of this Agreement, the Equinox Pro Forma Percentage at any given time shall be calculated by using the number of the Common Shares owned beneficially by Equinox Gold and its Affiliates, collectively, at the relevant time, and dividing such number by the number of Outstanding (Partially-Diluted) Equity Securities.

ARTICLE 2- GOVERNANCE

2.1	Right to Nominate Directors

(a)	On the Closing Date, an individual nominated by Equinox Gold (the "Initial Equinox Nominee") will be appointed to the Board, provided that the Initial Equinox Nominee (i) is identified by Equinox Gold to the Corporation prior to the Closing Date, (ii) consents in writing to serve as a director, (iii) meets the qualification requirements to serve as a director under the BCBCA, the applicable rules of the TSX and all other regulatory requirements and (iv) and the Board has approved the nominee, acting reasonably (collectively, the "Director Eligibility Criteria").

(b)	For so long as the Equinox Pro Forma Percentage is at least 20%, Equinox Gold shall be entitled to designate one individual to be nominated at each meeting of Shareholders at which directors of the Corporation are to be elected (the "Equinox Nominee").

(c)	The Corporation agrees that except as otherwise provided herein or with the prior written consent of Equinox Gold, the size of the Board shall not be increased above 10 directors.

(d)	Any Equinox Nominee shall at the time of election or appointment to the Board for the first time meet the Director Eligibility Criteria.

(e)	The Corporation shall cause the Equinox Nominee to be included in the slate of nominees proposed by the Board to its Shareholders for approval as directors at each meeting of the Shareholders at which directors are to be elected by Shareholders.

(f)	The Corporation shall use commercially reasonable efforts to cause the election of the Equinox Nominee, including soliciting proxies in favour of the election of the Equinox Nominee.

(g)	The Corporation shall notify Equinox Gold in writing promptly upon determining the date of any meeting of shareholders at which directors are to be elected.

(h)	Equinox Gold shall, after consultation with the Corporation in good faith, advise the Corporation of the identity of the Equinox Nominee within five (5) Business Days following receipt by Equinox Gold of written notice of the meeting as set forth in Section 2.1(g). If Equinox Gold does not advise the Corporation of the identity of the Equinox Nominee prior to such deadline, then Equinox Gold will be deemed to have nominated the incumbent Equinox Nominee(s).

(i)	If any Equinox Nominee ceases to hold office as a director of the Corporation for any reason (including death, disability, resignation or removal by the Corporation), Equinox Gold shall be entitled to nominate an individual (so long as such individual satisfies the Director Eligibility Criteria) to replace him or her and the Corporation shall promptly take commercially reasonable steps to appoint, within 15 days of such nomination, such individual to the Board to replace the Equinox Nominee who has ceased to hold office. Any such succeeding individual shall thereafter be an Equinox Nominee.

2.2	Management to Nominate and Vote

(a)	For so long as the Equinox Pro Forma Percentage is at least 20%, the Corporation hereby agrees that it shall cause the management of the Corporation to, in respect of every meeting of Shareholders at which the election of the directors is to be considered, and at every reconvened meeting following an adjournment or postponement thereof, nominate and recommend the Equinox Nominee identified in the Corporation's proxy materials for election to the Board so long as such Equinox Nominee satisfies the Director Eligibility Criteria, and shall not vote, or withhold form voting, the Common Shares in respect of which management is granted a discretionary proxy against the election of such Equinox Nominee to the Board at every such meeting.

2.3	Representation on Board Committees

Subject to Applicable Law including, as applicable, any director independence and/or financial literacy requirements, Equinox Gold shall have the right to appoint an Equinox Nominee, and the Corporation shall cause the Equinox Nominee to be appointed, to the Corporation's Audit Committee, Compensation and Corporate Governance Committee and such other committees of the Board as the Board may establish in its discretion.

ARTICLE 3- MATTERS WITH RESPECT TO THE COMMON SHARES

3.1	Equinox Equity Rights

As of the Closing Date, and for so long as the Equinox Pro Forma Percentage is at least 20%, Equinox Gold shall have the right (the "Equinox Equity Right") to maintain the Equinox Pro Forma Percentage in the issued and outstanding Common Shares in the event that the Corporation issues any Equity Securities pursuant to (i) an Equity Financing or (ii) a Non-Cash Transaction (assuming, in the case of an Equity Financing which includes the issuance of Convertible Securities, the full conversion of such Convertible Securities), in each case following the issuance, if any, of Equity Securities to Persons having similar rights in respect of the issuance of Equity Securities.

3.2	Equity Financing

As of the Closing Date, and for so long as the Equinox Pro Forma Percentage is at least 20%, in the event that the Corporation proposes to issue Equity Securities in connection with an Equity Financing, other than pursuant to Section 3.5:

(a)	the Corporation shall deliver a notice to Equinox Gold in writing as soon as possible prior to the public announcement of the Equity Financing, but in any event at least fifteen days prior to the proposed closing date of the Equity Financing (the "Equity Financing Notice") specifying: (i) the total number of Outstanding (Partially-Diluted) Equity Securities;

(ii) the total number of Equity Securities which are proposed to be offered for sale; (iii) the rights, privileges, restrictions, terms and conditions of the Equity Securities proposed to be offered for sale; (iv) the consideration for which the Equity Securities are proposed to be offered for sale, provided that in the event such consideration is not determinable as of the date of the Equity Financing Notice, such information may be omitted from the Equity Financing Notice, but shall, in any event, be communicated to Equinox Gold in writing no later than seven days prior to the proposed closing date of the Equity Financing; and (v) the proposed closing date of the Equity Financing;

(b)	Equinox Gold shall have the right to subscribe for and purchase up to that number of Equity Securities that the Corporation proposes to offer for sale as described in the Equity Financing Notice as equals the Equinox Pro Forma Percentage immediately prior to the first public announcement of the proposed Equity Financing multiplied by the number of Equity Securities actually issued in such Equity Financing. Equinox Gold shall have the option to subscribe for and purchase the Equity Securities for the consideration and on the same terms and conditions as offered to the other potential purchasers, all as set forth in the Equity Financing Notice. If Equinox Gold elects to subscribe for such Equity Securities, Equinox Gold shall provide written notice to the Corporation at least five (5) Business Days prior to the proposed closing date of the Equity Financing (the "Participation Period"); provided that if the Corporation is proposing to undertake a Bought Deal in respect of such Equity Securities, the Corporation shall give such notice to Equinox Gold, including anticipated pricing, as early as practicable in the circumstances in light of the speed and urgency under which Bought Deals are conducted (but not less than three days prior to the launch or public announcement of such Bought Deal) and Equinox Gold shall have two days from the date the Corporation advises it of such proposed Bought Deal to notify the Corporation in writing of the number of Equity Securities that Equinox Gold elects to subscribe for and purchase. Subject to Section 3.2(c), the subscription elected by Equinox Gold pursuant to this Section 3.2(b) shall close concurrently with the closing of the Equity Financing; and

(c)	Equinox Gold agrees that if the Corporation decides to complete an Equity Financing prior to the expiry of the Participation Period or without Equinox Gold's participation, it shall be entitled to do so, provided that to the extent Equinox Gold has exercised or exercises any Equinox Equity Right in accordance with this Section 3.2, the Corporation will sell the applicable number of Equity Securities to Equinox Gold on or before the date that is fifteen (15) Business Days following the completion of the Equity Financing, and provided, further, that until the closing of such sale to Equinox Gold (i) the Corporation will not hold any meetings of its Shareholders, and (ii) the Equinox Pro Forma Percentage for the purposes of this Agreement shall be deemed to be the Equinox Pro Forma Percentage immediately prior to the completion of the Equity Financing.

3.3	Non-Cash Transactions

As of the Closing Date, and for so long as the Equinox Pro Forma Percentage is at least 20%, in the event that the Corporation proposes to issue Equity Securities in connection with a Non-Cash Transaction, other than pursuant to Section 3.5:

(a)	the Corporation shall deliver a notice to Equinox Gold in writing as soon as possible prior to the public announcement of the Non-Cash Transaction, but in any event at least fifteen days prior to the proposed closing date of the Non-Cash Transaction (the "Non-Cash Transaction Notice") specifying: (i) the total number of Outstanding (Partially-Diluted) Equity Securities; (ii) the total number of Equity Securities which are proposed to be offered for sale in connection with the Non-Cash Transaction; (iii) the Non-Cash Consideration Value; and (iv) the proposed closing date of the Non-Cash Transaction;

(b)	Equinox Gold shall have the right to subscribe for and purchase that number (the "Anti- Dilution Non-Cash Securities") of Equity Securities that the Corporation proposes to offer for sale as described in the Non-Cash Transaction Notice such that Equinox Gold and its Affiliates collectively may maintain the Equinox Pro Forma Percentage immediately prior to the closing of the Non-Cash Transaction. Equinox Gold shall have the option to subscribe for and purchase the Anti-Dilution Non-Cash Securities for consideration equal to the product of the number of Anti-Dilution Non-Cash Securities multiplied by the Non- Cash Consideration Value, all as set forth in the Non-Cash Transaction Notice. If Equinox Gold elects to subscribe for such Anti-Dilution Non-Cash Securities, Equinox Gold shall provide written notice to the Corporation at least five (5) Business Days prior to the proposed closing date of the Non-Cash Transaction; and

(c)	to the extent Equinox Gold has exercised or exercises any Equinox Equity Right in accordance with this Section 3.3, the Corporation will sell the applicable number of Anti- Dilution Non-Cash Securities to Equinox Gold on or before the date that is fifteen (15) Business Days following the completion of the Non-Cash Transaction, and provided, further, that until the closing of such sale to Equinox Gold (i) the Corporation will not hold any meetings of its Shareholders, and (ii) the Equinox Pro Forma Percentage for the purposes of this Agreement shall be deemed to be the Equinox Pro Forma Percentage immediately prior to the completion of the Non-Cash Transaction.

3.4	Approvals in Connection with Equinox Equity Rights

(a)	If Equinox Gold exercises the Equinox Equity Right and the Corporation is required, under the rules and policies of the Exchange or under applicable Canadian Securities Laws, to seek Shareholder approval for the issuance of the Equity Securities to Equinox Gold pursuant to Section 3.3, the Corporation shall use commercially reasonable efforts to, at its expense, duly call and hold a meeting of its Shareholders to consider (and the Corporation shall recommend that Shareholders vote in favour of) the issuance of the Equity Securities to Equinox Gold within 75 days after the date that the Corporation is advised by the Exchange or determines in accordance with applicable Canadian Securities Laws that it will require such Shareholder approval. The Corporation may close any such issuance of Equity Securities prior to obtaining Shareholder approval; provided that, during the period between the closing of any such Equity Financing and the date of the Shareholder meeting to consider the issuance of the Equity Securities to Equinox Gold, the Equinox Pro Forma Percentage for the purposes of this Agreement shall be deemed to be the Equinox Pro Forma Percentage immediately prior to the closing of the Equity Financing.

(b)	If Equinox Gold exercises the Equinox Equity Right and the Corporation is required, under the rules and policies of the Exchange or under applicable Canadian Securities Laws, to seek Shareholder approval for the issuance of the Equity Securities to Equinox Gold pursuant to Section 3.2, the Corporation shall seek such Shareholder approval (and the Corporation shall recommend that Shareholders vote in favour of) at the next meeting of Shareholders that occurs more than 30 days after the closing date of the relevant Equity Financing.

(c)	If Equinox Gold exercises the Equinox Equity Right and the Corporation is required, under the rules and policies of the Exchange or under applicable Canadian Securities Laws, to seek or obtain approval of the Exchange or Securities Regulator or any other person (other than Shareholders) for the issuance of the Equity Securities to Equinox Gold pursuant to Section 3.2 or Section 3.3, the Corporation shall use commercially reasonable efforts to obtain such approvals or authorizations prior to any issuance of Equity Securities such that Equinox Gold is able to fully exercise its rights under Section 3.2 or Section 3.3 in accordance with the terms set out therein.

3.5	Top-Up Right.

For so long as the Equinox Pro Forma Percentage is at least 20%, upon the issuance by the Corporation of Common Shares pursuant to (i) convertible securities existing as at the date of this Agreement; or (ii) any of the Corporation's security-based compensation arrangements:

(a)	Equinox Gold shall have the right to subscribe for additional Common Shares of the Corporation (the "Anti-Dilution Top-Up Shares") with effect from the first Business Day following each public release by the Corporation of its annual results or its results for its second quarter, as applicable (each, a "Top-Up Day") to maintain the Equinox Pro Forma Percentage as at the immediately preceding Top-Up Day (but after taking account of any exercise or non-exercise of the Equinox Equity Right since such preceding Top-Up Day);

(b)	for the purposes of the first Top-Up Day following the Closing Date, the preceding Top- Up Day shall be deemed to be the date of this Agreement and the Equinox Pro Forma Percentage upon such date shall be deemed to be the Equinox Pro Forma Percentage upon the Closing Date;

(c)	Equinox Gold shall provide written notice to the Corporation of its election to acquire the Anti-Dilution Top-Up Shares on or before the date that is ten (10) Business Days following the relevant Top-Up Day; and

(d)	the Anti-Dilution Top-Up Shares shall be issued at a price equal to the greater of the volume weighted average trading price of the Common Shares for the five (5) trading days prior to the date of the written notice and the minimum price permitted by the Exchange.

3.6	Blackout Periods.

In relation to any exercise periods for Equinox Gold to elect to purchase any Equity Securities pursuant to the Equinox Equity Right or in accordance with Section 3.5, to the extent that Equinox Gold is restricted from trading in securities of the Corporation under Applicable Laws regulating insider trading, the relevant exercise period shall be extended until the second Business Day following the termination of such restriction.

ARTICLE 4- REGISTRATION RIGHTS

4.1	Mandatory Registration Rights

(a)	For so long as the Equinox Pro Forma Percentage is at least 20%, Equinox Gold may demand that the Corporation file in one or more Eligible Jurisdictions one or more base shelf prospectuses under NI 44 102 (including, as applicable, such other documents comprising the Prospectus of which the base shelf prospectus is a part, a "Mandatory Shelf Prospectus") qualifying the Registrable Shares for public distribution in each such Eligible Jurisdiction.

(i)	The Corporation shall use its reasonable best efforts to cause a final receipt to be issued for the Mandatory Shelf Prospectus by the applicable Securities Regulators in the Eligible Jurisdictions within 120 days following the Demand Date, and to remain effective until the earlier of the date on which the Equinox Pro Forma Percentage falls below 20% and 25 months from the date on which the receipt is issued. The Mandatory Shelf Prospectus shall provide for the resale from time to time, and pursuant to any method or combination of methods legally available (including an Underwritten Offering, a direct sale to purchasers, an "at-the-market" offering through the facilities of the Exchange, or a sale through brokers or agents), by Equinox Gold and its Affiliates.

(ii)	If Equinox Gold proposes to conduct an Underwritten Offering under the Mandatory Shelf Prospectus, Equinox Gold shall advise the Corporation of the managing underwriters for such proposed Underwritten Offering. In such event, the Corporation shall enter into an underwriting agreement in customary form with the managing underwriters and shall take all such other reasonable actions as are requested by the managing underwriter in order to expedite or facilitate the qualification and the disposition of the Registrable Shares included in such Underwritten Offering, including the preparation and filing with the applicable Securities Regulators of a prospectus supplement to the Mandatory Shelf Prospectus; provided, however, that the Corporation shall not be required to conduct more than two such Underwritten Offerings during any 365 day period; provided, further, that the Corporation shall not be required to conduct any such Underwritten Offering unless the anticipated gross proceeds to Equinox Gold from such Underwritten Offering are at least $25 million; provided, further, that the Corporation shall use commercially reasonable efforts to make available appropriate officers of the Corporation or its Affiliates to participate in a "road show" or similar marketing effort being conducted by such underwriter with respect to such Underwritten Offering only if Equinox Gold reasonably anticipates gross proceeds from such Underwritten Offering of at least $75 million. If Equinox Gold proposes to distribute Registrable Shares through such Underwritten Offering, Equinox Gold shall enter into an underwriting agreement in customary form with the managing underwriters selected for such Underwritten Offering and complete and execute any questionnaires, personal information forms, powers of attorney, submissions to jurisdiction, certificates, undertakings, declarations, notices, indemnities, securities escrow agreements, and other documents reasonably required under the terms of such underwriting (including, without limitation, any documents required under applicable Canadian Securities Laws), and furnish to the Corporation such information in writing as the Corporation may reasonably request for inclusion in the Mandatory Shelf Prospectus. Notwithstanding any other provision of this Agreement, with respect to an Underwritten Offering pursuant to a Mandatory Shelf Prospectus, if the managing underwriters determine in good faith that marketing factors require a limitation on the number of shares to be included in such Underwritten Offering, then the managing underwriters may exclude shares (including Registrable Shares) from the Underwritten Offering, and any shares included in the Underwritten Offering shall be allocated to Equinox Gold to the extent of its requested amount of Registrable Shares to be included in the Underwritten Offering.

4.2	Piggyback Registration Rights

(a)	If, after the date hereof, the Corporation proposes to file a Prospectus providing for a public offering of the Corporation's equity securities in one or more Eligible Jurisdictions (a "Piggyback Prospectus"), or conduct an Underwritten Offering pursuant to a Piggyback Prospectus, the Corporation will notify Equinox Gold of the proposed filing and Equinox Gold shall be given an opportunity to include in the public offering provided for under such Piggyback Prospectus or in the Underwritten Offering, as applicable, all or any part of their Registrable Shares; provided, however, that, except as set forth below, Equinox Gold shall not be given an opportunity to include Registrable Shares in any Underwritten Offering to the extent that the Corporation has been advised by the managing underwriter of such Underwritten Offering that the inclusion of any Registrable Shares for sale for the benefit of Equinox Gold will have a materially adverse effect on the price, timing, marketing, or distribution of the Common Shares. Within three (3) Business Days after delivery of the above-described notice by the Corporation, Equinox Gold has the right to notify the Corporation in writing of its intention to include its Registrable Shares in the public offering provided for under such Piggyback Prospectus or in the Underwritten Offering, as applicable, and, in such notice, shall inform the Corporation of the number of Registrable Shares that Equinox Gold wishes to so include, as applicable, and provide, as a condition to such inclusion, such information regarding Equinox Gold and its Registrable Shares as is required pursuant to applicable Canadian Securities Laws to effect the qualification of the Registrable Shares; provided, however, that if Equinox Gold has an Affiliate who is an officer or director of the Corporation (such as the Equinox Nominee), Equinox Gold shall provide such notice within two (2) Business Days after delivery of the above-described notice by the Corporation. If such written notification of Equinox Gold's intent to include Registrable Shares in the public offering provided for under such Piggyback Prospectus or in the Underwritten Offering, as applicable, is not received by the Corporation within the applicable time-frames specified in the immediately preceding sentence, Equinox Gold shall have no right to so include any Registrable Shares.

(b)	Right to Terminate Piggyback Registration

At any time, the Corporation may terminate or withdraw any Piggyback Prospectus referred to in this Section 4.1(a)(ii), and without any obligation to Equinox Gold whether or not Equinox Gold has elected to include Registrable Shares in such qualification, as applicable. The Corporation may suspend the effectiveness and use of any Piggyback Prospectus at any time for an unlimited amount of time whether or not Equinox Gold has elected to include Registrable Shares in such qualification.

(c)	Underwriting

Any notice provided to Equinox Gold by the Corporation pursuant to Section 4.1(a) in connection with an Underwritten Offering shall advise Equinox Gold of the managing underwriters for any Underwritten Offering proposed under the Piggyback Prospectus. Equinox Gold's right to include Registrable Shares in any Piggyback Prospectus pursuant to this Section 4.1(a)(ii) shall be conditioned upon participation in such Underwritten Offering and the inclusion of its Registrable Shares in the Underwritten Offering to the extent provided herein. Equinox Gold, if distributing its Registrable Shares through such Underwritten Offering, shall enter into an underwriting agreement in customary form with the managing underwriters selected for such Underwritten Offering and complete and execute any questionnaires, personal information forms, powers of attorney, submissions to jurisdiction, certificates, undertakings, declarations, notices, indemnities, securities escrow agreements, and other documents reasonably required under the terms of such underwriting (including, without limitation, any documents required under the applicable Canadian Securities Laws), and furnish to the Corporation such information in writing as the Corporation may reasonably request for inclusion in the Prospectus. Notwithstanding any other provision of this Agreement, with respect to an Underwritten Offering pursuant to a Piggyback Prospectus, if the managing underwriters determine in good faith that marketing factors require a limitation on the number of shares to be included in such Underwritten Offering, then the managing underwriters may exclude shares (including Registrable Shares) from the Underwritten Offering, and any shares included in the Underwritten Offering shall be allocated first, to the Corporation, and second, to Equinox Gold, and third, to any other person included in such Underwritten Offering. If Equinox Gold disapproves of the terms of any Underwritten Offering pursuant to a Piggyback Prospectus, Equinox Gold may elect to withdraw therefrom by written notice to the Corporation and the underwriter, delivered at any time prior to execution of a definitive underwriting agreement in connection with an Underwritten Offering pursuant to a Piggyback Prospectus.

(d)	Hold-Back Agreement

By electing to include Registrable Shares in an Underwritten Offering pursuant to a Piggyback Prospectus, Equinox Gold shall be deemed to have agreed not to effect any sale or distribution of securities of the Corporation of the same or similar class or classes of the securities qualified by the Prospectus or any securities convertible into or exchangeable or exercisable for such securities, including a sale pursuant to an exemption from the prospectus requirement under applicable Canadian Securities Laws or pursuant to Rule 144 under the U.S. Securities Act, during such periods as reasonably requested (but in no event longer than 30 days before or 90 days following the pricing of such Underwritten Offering by the representatives of the underwriters).

(e)	Mandatory Registration not Impacted by Piggyback Registration Statement

The Corporation's obligation to file any Mandatory Shelf Prospectus shall not be affected by the filing or effectiveness of the Piggyback Prospectus, as applicable.

4.3	Expenses

The Corporation shall pay all Registration Expenses in connection with the registration of the Registrable Shares pursuant to this Agreement. If Equinox Gold determines to participate in an Underwritten Offering by the Corporation under a Piggyback Prospectus pursuant to Section 4.2(a), Equinox Gold shall bear all discounts and commissions payable to underwriters or brokers and all transfer taxes, if any, in connection with a qualification of its Registrable Shares pursuant to this Agreement and any other expense of Equinox Gold not specifically allocated to the Corporation pursuant to this Agreement relating to the sale or disposition of its Registrable Shares pursuant to any Prospectus. If Equinox Gold determines to conduct an Underwritten Offering pursuant to Section 4.1(a)(ii), Equinox Gold shall bear all discounts and commissions payable to underwriters or brokers and all transfer taxes, if any, in connection with a qualification of its Registrable Shares pursuant to this Agreement and any other expense of Equinox Gold not specifically allocated to the Corporation pursuant to this Agreement relating to the sale or disposition of its Registrable Shares pursuant to any Prospectus, including the fees and disbursements of the underwriters' or agents' counsel and of the independent public accountants of the Corporation (including the expenses of "comfort" letters required by or incident to such performance). Nothing herein shall require the Corporation to pay any fees, costs, or disbursements of or relating to counsel for Equinox Gold.

4.4	No Additional Demand Registration Rights

Unless otherwise consented to by Equinox Gold, which consent may be unreasonably withheld, the Corporation shall not grant to any other person a demand registration right to qualify Common Shares for sale to the public in an Underwritten Offering under NI 44 - 102.

4.5	Additional Common Shares

For the avoidance of doubt, the Corporation, at its option, may register for sale or resale, as applicable, under a Prospectus filed pursuant to this Agreement or otherwise, any number of unissued shares of Common Shares (or any other securities of the Corporation) or any shares of Common Shares (or other securities of the Corporation) owned by any security holder of the Corporation (other than Equinox Gold); provided, that, except as otherwise provided herein, in no event shall the inclusion of such securities in any such Prospectus reduce the amount offered for the account of Equinox Gold in any Underwritten Offering at the request of Equinox Gold pursuant to Section 4.1 hereof.

ARTICLE 5- STANDSTILL

5.1

(a)	Equinox Gold agrees that neither Equinox Gold nor any of its Affiliates will, without the prior written authorization of the Corporation or as otherwise expressly permitted under this Agreement or any way in connection with any other agreement between: (x) the Corporation (or any of its Affiliates) on the one hand; (y) and Equinox Gold (or any of its Affiliates) on the other hand, directly, indirectly, or jointly or in concert with any other person:

(i)	purchase, offer or agree to purchase or negotiate to purchase any securities or assets of the Corporation;

(ii)	enter into, offer, agree to enter into any business combination transaction or other extraordinary transaction involving or relating to the Corporation, or propose any of the foregoing;

(iii)	vote or cause to be voted any Common Shares beneficially held by Equinox Gold against the recommendation of management (such recommendation, a "Management Recommendation") and the recommendation of the Board (such recommendation, a "Board Recommendation") in respect of any vote on any item of business at any meeting of Shareholders of the Corporation unless such Management Recommendation and Board Recommendation is contrary to the election of the Equinox Nominee;

(iv)	unless and until such time as the Corporation or any of its Affiliates votes against or withholds its vote for the Equinox Nominee (or solicits or joins in or in any way participates in a solicitation of proxies for any such purpose), solicit or join in or in any way participate in a solicitation of proxies from the Shareholders with respect to the election of directors (other than for purposes of electing the Equinox Nominee); or

(v)	make any public announcement with respect to any of the foregoing.

(b)	Section 5.1(a) shall not apply to any purchase, offer or agreement to purchase or negotiation to purchase any Common Shares or Convertible Securities unless the acquisition of such Common Shares or Convertible Securities, calculated as at the date of the agreement to acquire such Common Shares or Convertible Securities, would result in Equinox Gold and its Affiliates owning more than 30% of the outstanding Common Shares in the aggregate (calculated on an fully diluted basis in respect of any class of Convertible Securities which Equinox Gold or of its Affiliates beneficially owns any Convertible Securities).

(c)	Section 5.1(a) shall not apply to (i) an offer to acquire by Equinox Gold any of its Affiliates, by way of a formal takeover bid in accordance with applicable Canadian Securities Laws, of all of the issued and outstanding Common Shares not owned by Equinox Gold and its Affiliates, (ii) any purchase, offer or agreement to purchase or negotiation to purchase any Common Shares or Convertible Securities in connection therewith and (iii) any public announcement with respect to any of the foregoing.

(d)	Section 5.1(a) shall cease to be of any force or effect as and from the date of public announcement of or public disclosure of commencement of:

(i)	a take-over bid conducted in accordance with applicable Canadian Securities Laws, which if completed would result in the acquisition of 50% or more of the Common Shares by any person or group of persons (other than Equinox Gold or any of its Affiliates) (a "Bid Transaction") that the Board has determined is, on the basis of the identity of the bidder and the value of consideration offered, reasonably likely to be consummated in accordance with its terms (a "Credible Bid Transaction"); or

(ii)	any merger, asset purchase and sale or other business combination transaction or other extraordinary transaction involving or relating to the Corporation or any of its Subsidiaries, which if completed would result in (A) any class of outstanding voting securities of the Corporation being converted into cash or securities of another person resulting in Shareholders holding less than 50% of the equity securities of the resulting Corporation, or (B) all or substantially all of the Corporation's assets (on a consolidated basis) being sold to any person or group (other than Equinox Gold or any of its Affiliates) (a "Business Combination Transaction"),

to the earlier of the date of completion of the Credible Bid Transaction or Business Combination Transaction, as applicable, and the date of the withdrawal or cancellation of the Bid Transaction or Business Combination Transaction, as applicable, and, during such period, there shall be no restriction on the Equinox Gold or any of its Affiliates conducting any of the activities referred to in Section 5.1(a). The Corporation shall advise Equinox Gold in writing within seven days of the public announcement of a Bid Transaction whether such Bid Transaction is a Credible Bid Transaction and, in the absence of such notification, such Bid Transaction shall be deemed to be a Credible Bid Transaction. In addition, in the event the Corporation or the Board chooses to recommend or support a Bid Transaction such Bid Transaction shall be deemed to be a Credible Bid Transaction.

(e)	Section 5.1(a) shall cease to be of any force or effect as and from the earliest of:

(i)	the Equinox Pro Forma Percentage falling below 20% (subject to Article 7);

(ii)	(x) the Corporation becoming in material non-compliance with Article 2 or non- compliance with Article 3 of this Agreement and failing to cure such non- compliance within 30 Business Days following receipt of notice of non- compliance from Equinox Gold; or (y) there is a default under the Arrangement Agreement or any of the definitive agreements to be entered into pursuant to the Arrangement Agreement which is not cured within allowable timeframes, if any, thereunder; and

(iii)	1 year from the date of this Agreement;

and, after the occurrence of any such event in this Section 5.1(e), there shall be no restriction on Equinox Gold or any of its Affiliates conducting any of the activities referred to in Section 5.1(a) thereafter.

(f)	Notwithstanding any other provision of this Section 5.1, Equinox Gold and its Affiliates shall be permitted to (i) make a confidential proposal (a "Proposal") to the Board or the Corporation or any of their respective Affiliates regarding any of the transactions or activities contemplated in Section 5.1(a); (ii) enter into discussions or negotiations with the Corporation or its respective Affiliates with respect to the terms of any such Proposal; and (iii) enter into any agreement with the Corporation providing for the consummation of such Proposal; provided that neither Equinox Gold nor any of its Affiliates shall make any public disclosure of the making of or terms of such Proposal except with the prior written consent of the Corporation.

ARTICLE 6- OTHER COVENANTS

6.1	Conflicting Agreements

The Corporation agrees that: (i) it shall not grant any proxy or enter into or agree to be bound by any voting trust or agreement with respect to the Common Shares, except as expressly contemplated or permitted by this Agreement; (ii) it shall not enter into any agreement or arrangement of any kind with any person with respect to any Common Shares in conflict with the provisions of this Agreement or for the purpose or with the effect of denying or reducing the rights of Equinox Gold under this Agreement; and (iii) if any provision of any charter, mandate, constating document or similar document of the Corporation or the Board conflicts with any provision of this Agreement, the provisions of this Agreement will prevail.

6.2	Business Opportunities

To the fullest extent permitted by Applicable Law, neither Equinox Gold nor any of its Affiliates shall have any obligation to refrain from (i) investing or owning any interest publicly or privately in, or developing a business relationship with, any person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Corporation or any of its Subsidiaries, or (ii) doing business with any counterparty of the Corporation or any of its Subsidiaries.

6.3	Director Liability Insurance and Indemnity

The Equinox Nominee shall be entitled to the benefit of any directors' liability insurance or indemnity to which other directors of the Corporation or any of its Subsidiaries, as applicable, are entitled. Upon the request of Equinox Gold, the Corporation shall enter into such indemnity agreements with the Equinox Nominee as requested by Equinox Gold.

6.4	Reasonable Information and Access Rights

Subject to Applicable Law, the Corporation will use its commercially reasonable efforts to permit Equinox Gold and any of its Representatives, at reasonable times and customary intervals during normal business hours, to inspect any of its property, to visit its offices and to discuss its financial matters with its financial officers or its accountants and to examine any of its books or corporate records as may be reasonably requested by Equinox Gold. All such inspections while a default under this Agreement has occurred and is continuing shall be at the cost of the Corporation and otherwise up to one inspection per fiscal year shall be at the cost of the Corporation.

ARTICLE 7- GENERAL

7.1	Termination

This Agreement shall terminate and be of no further force and effect upon the date that the Equinox Pro Forma Percentage falls below 20% for a continuous period of at least 30 days (other than in cases where the Equinox Pro Forma Percentage falls below such percentage due to the failure of the Corporation to obtain any required shareholder, Exchange or other approval or authorization for any issuance of Equity Securities to Equinox Gold pursuant to its rights under ARTICLE 3 of this Agreement); provided that, notwithstanding anything to the contrary in this Agreement, the provisions of Section 6.2, Section 6.3 and this ARTICLE 7 shall survive any termination of this Agreement.

7.2	Governing Law

This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.

7.3	Notices

Any notice, direction or other communication given pursuant to this Agreement (each a "Notice") must be in writing, sent by personal delivery, courier, facsimile or email and addressed:

if to Equinox Gold:
Equinox Gold Corp.
Suite 1501 - 700 West Pender Street Vancouver, BC V6C 1G8

Attention:	General Counsel
Email:

with a copy, which shall not constitute notice, to:

Blake, Cassels & Graydon LLP 595 Burrard Street, Suite 2600 Three Bentall Centre Vancouver, BC V7Z 1L3

Attention:	Bob Wooder
Email:

if to the Corporation:

i-80 Gold Corp.
666 Burrard Street, Suite 2500 Vancouver, BC V6C 2X8

Attention:	Ewan Downie, President and CEO
Email:

with a copy, which shall not constitute notice, to:

Bennett Jones LLP
3400 One First Canadian Place, P.O. Box 120 Toronto ON M5X 1A4

Attention:	Abbas Ali Khan
Email:

Any Notice, if personally delivered, shall be deemed to have been validly and effectively given and received on the date of such delivery, if delivered before 5:00 p.m. on a Business Day in the place of delivery, or the next Business Day in the place of delivery, if not delivered on a Business Day or if sent after 5:00 p.m., and if sent by telecopier or other electronic communication with confirmation of transmission, shall be deemed to have been validly and effectively been given and received on the Business Day in the place of delivery next following the day it was transmitted. Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 7.3.

7.4	Assignment

The Parties agree that neither Party may assign or transfer this Agreement or any of the rights or obligations under it without the prior written consent of the other Party. Notwithstanding the foregoing, Equinox Gold shall be entitled to assign all its rights under this Agreement without the consent of the Corporation to an Affiliate who agrees to be bound by all of the covenants of Equinox Gold contained herein and comply with the provisions of this Agreement.

7.5	Announcements

The Corporation and Equinox Gold agree that any press release, public announcement or other disclosure relating to this Agreement will only be made if required by Applicable Law, including the requirements of the Exchange. If the Corporation or Equinox Gold is required by Applicable Law, including the requirements of the Exchange, to make a public announcement with respect to the Agreement, such Party will provide reasonable notice to the other Party and consult with the such other Party as to the substance of the text and provide reasonable consideration to any commentary provided by the other Party. If the Corporation is required by Applicable Law to publicly file this Agreement, it will make any redactions to the documents required to be filed reasonably requested by Equinox Gold and permitted by Applicable Law.

7.6	Entire Agreement

The Parties agree that this Agreement and the Arrangement Agreement contain, for good and valuable consideration, the entire agreement of Equinox Gold and the Corporation relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein and therein. This Agreement may not be amended or modified in any respect except by written instrument executed by each of the Parties.

7.7	Expenses

Except as otherwise set forth in this Agreement, the Parties shall pay for the own costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement.

7.8	Enurement

The Parties agree that this Agreement is binding upon and enures to the benefit of Equinox Gold and the Corporation and their respective successors and assigns.

7.9	Equitable Remedies

The Parties agree that irreparable damage would occur if any provisions of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to specifically enforce the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties (i) agrees that it shall not oppose the granting of any such relief and (ii) hereby irrevocably waives any requirement for the securing or posting of any bond in connection with any such relief.

7.10	Severability

The Parties agree that if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

7.11	Further Assurances

Each of the Parties upon the request of the other, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the transactions contemplated herein.

7.12	Time of Essence

The Parties agree that time is of the essence in this Agreement.

7.13	Counterparts

The Parties agree that this Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or electronic form and the Parties may rely on delivery by electronic delivery of an executed copy of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Support Agreement to be duly executed as of the date first set forth above.

i-80 GOLD CORP.

Per:    (signed) "Ewan Downie"

          _________________________

           Name: Ewan Downie

          Title: President

EQUINOX GOLD CORP.

Per:     (signed) "Christian Milau"

           _________________________

           Name: Christian Milau

           Title: Chief Executive Officer

Per:     (signed) "Peter Hardie"

                _________________________

           Name: Peter Hardie

           Title: Chief Financial Officer